October 30, 2024

Corrado De Gasperis
Chief Executive Officer
Comstock Inc.
117 American Flat Road
Virginia City, NV 89440

       Re: Comstock Inc.
           Registration Statement on Form S-3
           Filed October 24, 2024
           File No. 333-282814
Dear Corrado De Gasperis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Clyde W. Tinnen, Esq.